Mail Stop 4561

September 5, 2008

David G. Durham
Executive Vice President, Chief Financial Officer and Treasurer
StarTek, Inc.
44 Cook Street, 4th Floor
Denver, CO 80206

> **Re:** **StarTek, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed August 11, 2008**
> **File No. 001-12793**

Dear Mr. Durham:

      We have reviewed your response letter dated August 12, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 29, 2008.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.   We note your response to prior comment number 1 and your disclosure on page 15 of the Form 10-Q for the period ended June 30, 2008 regarding facility openings and closings. The disclosure in MD&A should help to provide investors and others with an accurate understanding of the company's current and prospective financial position and operating results. See Section II of SEC

Release 33-8056. The referenced language in the Form 10-Q appears to be generic in nature and may not be useful in providing readers with management's insight into how facility openings and closings affected the company's results of operations in that period. It might be more useful, for instance, to discuss what the specific driving forces were that led you to make facility changes in Texas, the Philippines, and Arkansas. To the extent any such changes were indicative of larger known trends, they should be discussed. In future filings, please ensure that any such discussions are tied to the changes in results of operations experienced during the relevant period.

Definitive Proxy Statement on Schedule 14A filed March 20, 2008

Compensation Discussion and Analysis

How Individual Forms of Compensation are Structured and Implemented to Reflect the Named Executive Officer's Individual Performance and Contribution, page 11

2. Please refer to prior comment number 9. You indicate in your response that individual performance goals were "extremely specific," although this is not evident from your disclosure in the proxy statement. Nor is it evident how the bonus awarded to each executive officer that received one was determined in light of his or her performance. Please ensure that your future filings not only disclose individual performance goals but also disclose how you analyzed individual performance in arriving at the bonuses that were awarded. This is true even if the performance metrics are identical for each executive officer.

3. Please refer to prior comment number 10. We reissue our comment that compensation discussion and analysis should be sufficiently precise to identify material differences not only in compensation policies but also in decisions for individual named executive officers, where appropriate. Thus, even where the same policy is applied, to the extent it results in a decision that is materially different than in the case of the other executive officers, that decision should be discussed. In this regard, we note that you used a peer group to compare your decision to pay your chief executive officer more than twice the amount of your next highest paid named executive officer. Tell us how this measure compares against the peer group and whether it also falls around the 50th percentile. To the extent there is a material difference in the compensation of your chief executive officer as compared to the benchmarking group, this difference should also be discussed.

The Role of Executive Officers in Determining Compensation, page 13

4. We reissue prior comment number 11. Please tell us whether Mr. Jones provided his own performance evaluation and whether he made recommendations

regarding base pay increases and short-term incentives with respect to his compensation. In future filings, please ensure that in discussing Mr. Jones' role in determining executive compensation, you clarify his involvement, if any, in setting his own compensation.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief